Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2008

Mr. Hong Bu
Principal Financial Officer
China Kangtai Cactus Bio-Tech, Inc.
c/o CSC Services of Nevada, Inc.
502 East John Street, Suite E
Carson City, NV 89706

Re: China Kangtai Cactus Bio-Tech, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the quarterly period ended March 31, 2007
File No. 000-33097

Dear Mr. Bu:

We have completed our review of your filings listed above and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief